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EXHIBIT 1.1


NEWS RELEASE


FOR RELEASE: FEBRUARY 14, 1996


                         PACIFIC GATEWAY PROPERTIES ANNOUNCES
          ENTERING INTO ESCROW FOR SALE OF RADISSON HOTEL FOR $21.3 MILLION
                            AND WAIVER OF DEFAULT ON DEBT



SAN FRANCISCO, CALIFORNIA...Pacific Gateway Properties (PGP-AMEX) announced today that the buyer for PGP's Radisson Suites Hotel in Tucson, Arizona, completed its due diligence process, clearing the way for the completion of the sale. Under the terms of the sale agreement, PGP exercised its option to extend the close of escrow until December 18, 1996. PGP has the right to close the escrow within 90 days after delivering a written notice to the buyers, during the extended close of escrow period. During the extended close of escrow period, PGP will be reviewing potential acquisitions of one or more properties in order to reinvest all or a portion of the proceeds from the sale of the hotel.

As previously reported in PGP's third quarter Form 10-Q for the period ended September 30, 1995, PGP did not make a mandatory $250,000 principal payment to one of its lenders which was due no later than December 31, 1995. On January 15, 1996, PGP made the mandatory principal payment and received a waiver of default from its lender. During the term of this loan, PGP has remained current on all interest payments. The loan balance as of February 1, 1996 was approximately $17.1 million, and is collateralized by three properties (the Radisson Hotel and North Tucson Business Center in Tucson, Arizona, and an office building in Weston, Florida) whose market values are substantially in excess of the loan balance. PGP is required to continue making future quarterly principal payments of $250,000 to this lender in accordance with the terms of the loan. However, its ability to do so will be dependent upon a combination of factors, including but not limited to the pending sale of its hotel, the refinancing of the non-hotel properties that serve as collateral for this loan, other possible asset dispositions that are not collateral for this loan, and cash flow from operations. PGP can make no assurances that either the sale of the hotel or refinancing of the non-hotel properties that serve as collateral for this loan will be completed.

           FOR MORE INFORMATION CONTACT: RAYMOND MARINO, PRESIDENT & CEO


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